FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.
Exact Name of Registrant as Specified in Charter

0001303633
Registrant CIK Number

Form 8-K, September 20, 2004, Series 2004-IA1

333-118137 -02

Name of Person Filing the Document
(If Other than the Registrant)

04043343

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

[TPW: NYLEGAL:265423.1] 16882-00206 09/13/04 04:41pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 20, 2004

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

REVISED TERM SHEET

Change to the "Interest Rate Corridor Schedule for Class A Certificates" on Page 12
Change to the "Net WAC Cap and Effective Maximum Rate for the Class A Certificates" on Page 16

$293,405,000

(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates Series 2004-IA1

September 14, 2004

Ameriquest Mortgage Securities Inc.

AMERIQUEST® MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

JPMorgan RBS Greenwich Capital

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

COMPUTATIONAL MATERIALS DISCLAIMER

Copyright 2004 J.P. Morgan Chase & Co. – All rights reserved. J.P. Morgan Securities Inc. (JPMorgan), member NYSE and SIPC. JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials. Information has been obtained from sources believed to be reliable but JPMorgan does not warrant its completeness or accuracy. Opinions and estimates constitute our judgement as of the date of this material and are subject to change without notice. Past performance is not indicative of future results. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. Securities or financial instruments mentioned herein may not be suitable for all investors. The recipient of these materials must make its own independent decisions regarding any securities or financial instruments mentioned herein. J.P. Morgan Chase & Co. and/or its subsidiaries and affiliates generally act as a market maker in the financial instruments of any issuer discussed herein and may act as underwriter, placement agent, advisor or lender to such issuer. J.P. Morgan Chase & Co. and/or its affiliates, subsidiaries or employees may hold a position in any securities or financial instruments mentioned herein. Clients should contact analysts and execute transactions through a J.P. Morgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

The analysis in this report is based on collateral information provided by Ameriquest Mortgage Company (the "Seller"). *The information contained herein is qualified in its entirety by the information in the prospectus and* prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

REVISED TERM SHEET DATED September 14, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-IA1

$293,405,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-1	141,400,000	FLT/SEQ/SNR	1.00/1.00	1 - 25 / 1 - 25	0	Actual/360	Sept 2034	AAA /AAA	16.50%
A-2	57,400,000	FLT/SEQ/SNR	3.00/3.00	25 - 53 / 25 - 53	0	Actual/360	Sept 2034	AAA /AAA	16.50%
A-3	51,705,000	FLT/SEQ/SNR	6.43/7.55	53 - 90 / 53 - 202	0	Actual/360	Sept 2034	AAA /AAA	16.50%
M-1	11,250,000	FLT/MEZZ	5.07/5.59	40 - 90 / 40 - 161	0	Actual/360	Sept 2034	AA+/AA+	12.75%
M-2	10,650,000	FLT/MEZZ	5.04/5.52	39 - 90 / 39 - 152	0	Actual/360	Sept 2034	AA/AA	9.20%
M-3	3,300,000	FLT/MEZZ	5.03/5.47	39 - 90 / 39 - 139	0	Actual/360	Sept 2034	AA-/AA-	8.10%
M-4	6,900,000	FLT/MEZZ	5.01/5.41	38 - 90 / 38 - 135	0	Actual/360	Sept 2034	A/A	5.80%
M-5	2,850,000	FLT/MEZZ	5.01/5.34	38 - 90 / 38 - 122	0	Actual/360	Sept 2034	A-/A-	4.85%
M-6	2,700,000	FLT/MEZZ	5.00/5.26	37 - 90 / 37 - 115	0	Actual/360	Sept 2034	BBB+/BBB+	3.95%
M-7	2,100,000	FLT/MEZZ	4.99/5.17	37 - 90 / 37 - 107	0	Actual/360	Sept 2034	BBB/BBB	3.25%
M-8	3,150,000	FLT/MEZZ	4.97/5.03	37 - 90 / 37 - 100	0	Actual/360	Sept 2034	BBB-/BBB-	2.20%
Non-Offered Certificates									
M-9	**2,250,000**	**FLT/MEZZ**	**Not Offered**		**0**	**Actual/360**	**Sept 2034**	**BB+/BB+**	**1.45%**
CE		**N/A**	**Not Offered**		**N/A**			**N/R**	**N/A**
P	**100**	**N/A**	**Not Offered**		**N/A**			**N/R**	**N/A**
R	**N/A**	**N/A**	**Not Offered**		**N/A**			**N/R**	**N/A**

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Certificates will accrue interest at a rate not greater than the Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originators:	Ameriquest Mortgage Company and Town and Country Credit Corporation.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Mortgage Insurance Provider:	None.
AVM Insurer:	St. Paul Fire and Marine Insurance Company.
Certificate Insurer:	None.
Co-Lead Underwriters:	JPMorgan Securities Inc. and Greenwich Capital Markets, Inc.

Collateral

Mortgage Loans:

As of the Collateral Selection Date, 2,053 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $300,006,187. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

All of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). If a proposed loan meets certain underwriting criteria of the Originators, it will be screened for Insured AVM acceptability. Information regarding the real property to be mortgaged and other information related to the loan applicant is entered into a third party's proprietary automated valuation model to determine the property's value based on public data sources. If the property value has a confidence level of moderate or above, an exterior, drive-by inspection of the property is conducted. Provided the exterior inspection determines that the property is in at least average condition and all other terms of the Insured AVM program have been met, the loan is authorized to fund with an Insured AVM, in lieu of an appraisal. Upon the liquidation of the mortgaged property, if the Insured AVM is determined to have overstated the property's value as of the date originally made, the insurer is liable for the lesser of: (1) the losses of principal and (2) the amount the Insured AVM overstated the real property value at origination.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other Mortgage Loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein, although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV will vary.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Dates:

Cut-off Date:	The close of business on September 1, 2004.
Collateral Selection Date:	September 1, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in October 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of September 7, 2004.
Expected Closing Date:	On or about September 16, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2 and Class A-3 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Offered Certificates:	Class A Certificates and Class M Certificates (other than the Class M-9 Certificates).
Non-Offered Certificates:	Class M-9, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.5000% per annum) and (b) the Trustee Fee Rate (0.01% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination.
Initial Overcollateralization Target Percentage:	Approximately 1.45%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	16.50%	2x Initial CE%
M-1	12.75%	2x Initial CE%
M-2	9.20%	2x Initial CE%
M-3	8.10%	2x Initial CE%
M-4	5.80%	2x Initial CE%
M-5	4.85%	2x Initial CE%
M-6	3.95%	2x Initial CE%
M-7	3.25%	2x Initial CE%
M-8	2.20%	2x Initial CE%
M-9	1.45%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the Principal Remittance Amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates (other than the Class CE Certificates), after giving effect to distributions to be made on such Distribution Date.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the Principal Remittance Amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A and Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMS Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Certificates	Number of Months	Beginning Distribution Date
Class A	28	November 2004
Class M	28	November 2004

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates (applied in the priority described below) will receive the principal collected on the Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates (applied in the priority described below) will be an amount such that the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Class A Certificates will be paid sequentially beginning with the Class A-1 Certificates.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage and then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 45.00%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
October 2007 through September 2008	[4.00]%
October 2008 through September 2009	[5.25]%
October 2009 through September 2010	[6.25]%
October 2010 and thereafter	[6.75]%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates, *pro* rata, including any accrued unpaid interest from a prior Distribution Date.

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Class A Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	243,316,083.79	6.07	8.51
3	236,228,485.28	6.27	8.50
4	229,239,312.89	6.06	8.50
5	222,344,964.17	6.06	8.50
6	215,542,371.70	6.73	8.49
7	208,829,941.11	6.05	8.49
8	202,218,147.11	6.25	8.48
9	195,767,579.90	6.04	8.48
10	189,482,307.59	6.24	8.47
11	183,358,198.22	6.03	8.47
12	177,391,110.31	6.02	8.46
13	171,577,009.04	6.23	8.46
14	165,911,963.53	6.01	8.45
15	160,392,144.10	6.21	8.44
16	155,013,819.74	6.00	8.44
17	149,773,355.48	5.99	8.43
18	144,667,209.98	6.66	8.42
19	139,691,933.07	5.98	8.42
20	134,844,163.40	6.19	8.41
21	130,120,626.20	5.96	8.40
22	125,518,130.97	6.17	8.39
23	121,033,569.36	5.94	8.38
24	116,663,913.03	7.52	8.37
25	112,446,665.06	7.78	8.36
26	108,336,479.80	7.51	8.36
27	104,330,631.47	7.76	8.35
28	100,426,463.92	7.50	8.35
29	96,621,388.85	7.49	8.34

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Interest Rate Corridor Schedule For Class M Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	45,150,000.00	4.89	7.03
3	45,150,000.00	5.10	7.03
4	45,150,000.00	4.89	7.03
5	45,150,000.00	4.89	7.03
6	45,150,000.00	5.57	7.03
7	45,150,000.00	4.89	7.03
8	45,150,000.00	5.10	7.03
9	45,150,000.00	4.89	7.03
10	45,150,000.00	5.10	7.03
11	45,150,000.00	4.89	7.03
12	45,150,000.00	4.89	7.03
13	45,150,000.00	5.10	7.03
14	45,150,000.00	4.89	7.03
15	45,150,000.00	5.10	7.03
16	45,150,000.00	4.89	7.03
17	45,150,000.00	4.89	7.03
18	45,150,000.00	5.57	7.03
19	45,150,000.00	4.89	7.03
20	45,150,000.00	5.11	7.03
21	45,150,000.00	4.89	7.03
22	45,150,000.00	5.11	7.03
23	45,150,000.00	4.89	7.03
24	45,150,000.00	6.48	7.03
25	45,150,000.00	6.75	7.03
26	45,150,000.00	6.48	7.03
27	45,150,000.00	6.74	7.03
28	45,150,000.00	6.48	7.03
29	45,150,000.00	6.48	7.03

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Sensitivity Analysis - To Maturity

FIXED ARM		0% ppc 0.00% cpr	50% ppc 13.50% cpr	75% ppc 20.25% cpr	100% ppc 27.00% cpr	125% ppc 33.75% cpr	150% ppc 40.50% cpr
A-1	Average Life (yrs)	12.71	1.97	1.34	1.00	0.79	0.65
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	249	51	34	25	20	16
	Prin Pmt Window (mos)	249	51	34	25	20	16
A-2	Average Life (yrs)	23.60	6.26	4.21	3.00	2.19	1.77
	First Principal Period	249	51	34	25	20	16
	Last Principal Period	315	107	72	53	33	27
	Prin Pmt Window (mos)	67	57	39	29	14	12
A-3	Average Life (yrs)	28.21	14.38	10.10	7.55	5.75	4.10
	First Principal Period	315	107	72	53	33	27
	Last Principal Period	359	325	260	202	161	131
	Prin Pmt Window (mos)	45	219	189	150	129	105
M-1	Average Life (yrs)	26.18	10.53	7.28	5.59	4.89	4.90
	First Principal Period	258	56	37	40	44	50
	Last Principal Period	357	285	212	161	127	103
	Prin Pmt Window (mos)	100	230	176	122	84	54
M-2	Average Life (yrs)	26.18	10.48	7.23	5.52	4.71	4.44
	First Principal Period	258	56	37	39	41	44
	Last Principal Period	356	273	200	152	119	97
	Prin Pmt Window (mos)	99	218	164	114	79	54
M-3	Average Life (yrs)	26.17	10.43	7.18	5.47	4.61	4.23
	First Principal Period	258	56	37	39	41	43
	Last Principal Period	355	255	185	139	109	89
	Prin Pmt Window (mos)	98	200	149	101	69	47
M-4	Average Life (yrs)	26.17	10.36	7.12	5.41	4.52	4.10
	First Principal Period	258	56	37	38	39	41
	Last Principal Period	355	248	178	135	106	85
	Prin Pmt Window (mos)	98	193	142	98	68	45
M-5	Average Life (yrs)	26.15	10.25	7.04	5.34	4.44	3.98
	First Principal Period	258	56	37	38	39	40
	Last Principal Period	353	229	162	122	95	77
	Prin Pmt Window (mos)	96	174	126	85	57	38
M-6	Average Life (yrs)	26.14	10.15	6.96	5.26	4.37	3.90
	First Principal Period	258	56	37	37	38	39
	Last Principal Period	351	218	154	115	90	73
	Prin Pmt Window (mos)	94	163	118	79	53	35
M-7	Average Life (yrs)	26.12	10.01	6.85	5.17	4.29	3.82
	First Principal Period	258	56	37	37	38	39
	Last Principal Period	349	205	144	107	84	68
	Prin Pmt Window (mos)	92	150	108	71	47	30
M-8	Average Life (yrs)	26.07	9.75	6.66	5.03	4.17	3.68
	First Principal Period	258	56	37	37	37	38
	Last Principal Period	347	192	134	100	78	63
	Prin Pmt Window (mos)	90	137	98	64	42	26

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Sensitivity Analysis – To Optional Termination Date

FIXED ARM		0% ppc 0.00% cpr	50% ppc 13.50% cpr	75% ppc 20.25% cpr	100% ppc 27.00% cpr	125% ppc 33.75% cpr	150% ppc 40.50% cpr
A-1	Average Life (yrs)	12.71	1.97	1.34	1.00	0.79	0.65
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	249	51	34	25	20	16
	Prin Pmt Window (mos)	249	51	34	25	20	16
A-2	Average Life (yrs)	23.60	6.26	4.21	3.00	2.19	1.77
	First Principal Period	249	51	34	25	20	16
	Last Principal Period	315	107	72	53	33	27
	Prin Pmt Window (mos)	67	57	39	29	14	12
A-3	Average Life (yrs)	27.97	12.58	8.66	6.43	4.85	3.36
	First Principal Period	315	107	72	53	33	27
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	30	68	50	38	38	30
M-1	Average Life (yrs)	26.06	9.66	6.60	5.07	4.47	4.53
	First Principal Period	258	56	37	40	44	50
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	51	27	7
M-2	Average Life (yrs)	26.06	9.66	6.60	5.04	4.32	4.11
	First Principal Period	258	56	37	39	41	44
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	52	30	13
M-3	Average Life (yrs)	26.06	9.66	6.60	5.03	4.25	3.93
	First Principal Period	258	56	37	39	41	43
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	52	30	14
M-4	Average Life (yrs)	26.06	9.66	6.60	5.01	4.20	3.84
	First Principal Period	258	56	37	38	39	41
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	53	32	16
M-5	Average Life (yrs)	26.06	9.66	6.60	5.01	4.17	3.75
	First Principal Period	258	56	37	38	39	40
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	53	32	17
M-6	Average Life (yrs)	26.06	9.66	6.60	5.00	4.15	3.72
	First Principal Period	258	56	37	37	38	39
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	54	33	18
M-7	Average Life (yrs)	26.06	9.66	6.60	4.99	4.14	3.69
	First Principal Period	258	56	37	37	38	39
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	54	33	18
M-8	Average Life (yrs)	26.05	9.65	6.59	4.97	4.12	3.64
	First Principal Period	258	56	37	37	37	38
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	54	34	19

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Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Net WAC Cap and Effective Maximum Rate for the Class A Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	9.01	9.01	67	10.89	10.89
2	6.36	8.80	35	8.72	8.72	68	11.24	11.24
3	6.57	8.80	36	9.50	9.50	69	10.88	10.88
4	6.36	8.80	37	9.81	9.81	70	11.23	11.23
5	6.36	8.80	38	9.49	9.49	71	10.86	10.86
6	7.04	8.80	39	9.81	9.81	72	10.86	10.86
7	6.36	8.80	40	9.49	9.49	73	11.21	11.21
8	6.57	8.80	41	9.48	9.48	74	10.85	10.85
9	6.36	8.80	42	10.96	10.96	75	11.20	11.20
10	6.57	8.80	43	10.25	10.25	76	10.83	10.83
11	6.36	8.80	44	10.59	10.59	77	10.83	10.83
12	6.36	8.80	45	10.24	10.24	78	11.98	11.98
13	6.57	8.80	46	10.58	10.58	79	10.82	10.82
14	6.36	8.80	47	10.23	10.23	80	11.17	11.17
15	6.57	8.80	48	11.00	11.00	81	10.80	10.80
16	6.36	8.80	49	11.36	11.36	82	11.16	11.16
17	6.36	8.80	50	10.99	10.99	83	10.79	10.79
18	7.04	8.80	51	11.35	11.35	84	10.79	10.79
19	6.36	8.80	52	10.97	10.97	85	11.14	11.14
20	6.58	8.80	53	10.97	10.97	86	10.77	10.77
21	6.36	8.80	54	12.14	12.14	87	11.13	11.13
22	6.58	8.80	55	10.96	10.96	88	10.76	10.76
23	6.36	8.80	56	11.32	11.32	89	10.75	10.75
24	7.95	8.80	57	10.95	10.95	90	11.49	11.49
25	8.22	8.80	58	11.30	11.30			
26	7.95	8.80	59	10.93	10.93			
27	8.21	8.80	60	10.93	10.93			
28	7.95	8.80	61	11.29	11.29			
29	7.95	8.80	62	10.92	10.92			
30	9.67	9.67	63	11.27	11.27			
31	8.73	8.73	64	10.91	10.91			
32	9.02	9.02	65	10.90	10.90			
33	8.73	8.73	66	12.06	12.06			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.74000% and 2.0800% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A
2	6.36	8.50
3	6.57	8.50
4	6.36	8.50
5	6.36	8.50
6	7.04	8.50
7	6.36	8.50
8	6.57	8.50
9	6.36	8.50
10	6.57	8.50
11	6.36	8.50
12	6.36	8.50
13	6.57	8.50
14	6.36	8.50
15	6.57	8.50
16	6.36	8.50
17	6.36	8.50
18	7.04	8.50
19	6.36	8.50
20	6.58	8.50
21	6.36	8.50
22	6.58	8.50
23	6.36	8.50
24	7.95	8.50
25	8.22	8.50
26	7.95	8.50
27	8.21	8.50
28	7.95	8.50
29	7.95	8.50
30	9.67	9.67
31	8.73	8.73
32	9.02	9.02
33	8.73	8.73
34	9.01	9.01
35	8.72	8.72
36	9.50	9.50
37	9.81	9.81
38	9.49	9.49
39	9.81	9.81
40	9.49	9.49
41	9.48	9.48
42	10.96	10.96
43	10.25	10.25
44	10.59	10.59
45	10.24	10.24
46	10.58	10.58
47	10.23	10.23
48	11.00	11.00
49	11.36	11.36
50	10.99	10.99
51	11.35	11.35
52	10.97	10.97
53	10.97	10.97
54	12.14	12.14
55	10.96	10.96
56	11.32	11.32
57	10.95	10.95
58	11.30	11.30
59	10.93	10.93
60	10.93	10.93
61	11.29	11.29
62	10.92	10.92
63	11.27	11.27
64	10.91	10.91
65	10.90	10.90
66	12.06	12.06
67	10.89	10.89
68	11.24	11.24
69	10.88	10.88
70	11.23	11.23
71	10.86	10.86
72	10.86	10.86
73	11.21	11.21
74	10.85	10.85
75	11.20	11.20
76	10.83	10.83
77	10.83	10.83
78	11.98	11.98
79	10.82	10.82
80	11.17	11.17
81	10.80	10.80
82	11.16	11.16
83	10.79	10.79
84	10.79	10.79
85	11.14	11.14
86	10.77	10.77
87	11.13	11.13
88	10.76	10.76
89	10.75	10.75
90	11.49	11.49

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.74000% and 2.0800% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Excess Spread

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
1	374	1.740	2.075	374
2	431	1.846	2.203	421
3	438	2.006	2.317	412
4	430	2.054	2.428	398
5	429	2.249	2.543	378
6	451	2.549	2.640	376
7	428	2.447	2.705	356
8	434	2.557	2.796	354
9	426	2.662	2.880	333
10	433	2.721	2.965	336
11	424	2.821	3.051	315
12	424	2.921	3.130	304
13	430	2.991	3.207	308
14	422	3.079	3.278	287
15	428	3.155	3.347	290
16	420	3.231	3.422	270
17	419	3.296	3.485	263
18	441	3.356	3.552	293
19	416	3.423	3.614	248
20	423	3.496	3.673	253
21	414	3.565	3.731	232
22	421	3.627	3.791	239
23	412	3.679	3.844	219
24	477	3.729	3.902	375
25	484	3.782	3.956	383
26	474	3.840	4.008	361
27	481	3.899	4.061	369
28	472	3.955	4.113	347
29	471	4.009	4.159	341
30	495	4.058	4.208	452
31	469	4.105	4.249	399
32	476	4.148	4.288	409
33	467	4.192	4.333	388
34	474	4.233	4.374	399
35	464	4.271	4.415	377
36	463	4.307	4.460	400
37	470	4.348	4.502	411
38	464	4.399	4.545	389
39	474	4.445	4.590	404
40	467	4.484	4.626	383
41	467	4.527	4.663	379
42	484	4.566	4.700	429
43	467	4.602	4.733	390
44	475	4.640	4.765	403
45	466	4.674	4.801	381
46	474	4.704	4.832	396
47	465	4.735	4.868	374
48	465	4.764	4.902	386
49	473	4.795	4.933	401
50	464	4.833	4.971	378
51	472	4.869	5.000	392
52	463	4.905	5.030	369
53	462	4.938	5.061	365
54	487	4.965	5.086	433
55	462	4.997	5.111	372
56	470	5.024	5.139	388
57	462	5.048	5.164	367
58	470	5.071	5.188	383
59	462	5.093	5.217	361
60	462	5.114	5.244	371
61	470	5.143	5.269	387
62	461	5.176	5.299	364
63	470	5.203	5.320	381
64	461	5.231	5.341	358
65	461	5.256	5.360	355
66	486	5.275	5.375	422
67	461	5.296	5.389	360
68	469	5.312	5.401	378
69	461	5.326	5.411	356
70	470	5.338	5.421	375
71	462	5.347	5.433	354
72	462	5.353	5.444	359
73	471	5.362	5.455	379
74	463	5.375	5.470	358
75	472	5.387	5.483	377
76	464	5.401	5.497	356
77	464	5.414	5.512	355
78	489	5.426	5.526	421
79	465	5.442	5.543	359
80	474	5.455	5.556	379
81	466	5.470	5.572	357
82	475	5.484	5.588	377
83	467	5.499	5.602	355
84	467	5.515	5.617	361
85	476	5.530	5.632	381
86	468	5.547	5.646	359
87	477	5.560	5.659	379
88	470	5.574	5.674	358
89	470	5.587	5.685	357
90	487	5.601	5.698	403

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.74000% and 2.0800% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of September 8, 2004.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,053		
Aggregate Current Principal Balance:	$300,006,187		$32,239 - $499,543
Average Current Principal Balance:	$146,131		
Aggregate Original Principal Balance:	$300,495,276		$32,308 - $499,999
Average Original Principal Balance:	$146,369		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rate:	7.079%		5.750% - 12.600%
Wtd. Avg. Original Term to Maturity (months):	351		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	349		112 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.770%		4.000% - 6.500%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.041%		11.750% - 18.600%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.041%		5.750% - 12.600%
Wtd. Avg. Original LTV:	77.01%		6.36% - 90.00%
Wtd. Avg. Borrower FICO:	632		550 - 813
Geographic Distribution (Top 5):	CA	32.60%	
	FL	11.49%	
	MD	7.88%	
	NY	5.33%	
	MA	4.81%	

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	1,672	$255,000,325.98	85.00	354	38.46	7.041	625	77.66
Fixed	381	45,005,860.61	15.00	323	37.39	7.296	669	73.35
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
0.01 - 50,000.00	6	$252,625.00	0.08	245	39.56	8.271	631	46.57
50,000.01 - 100,000.00	668	52,292,373.00	17.40	334	36.10	7.851	626	73.28
100,000.01 - 150,000.00	611	76,424,042.00	25.43	346	37.43	7.261	627	77.43
150,000.01 - 200,000.00	365	63,577,831.00	21.16	354	38.92	6.960	628	77.57
200,000.01 - 250,000.00	239	53,649,607.00	17.85	355	39.31	6.862	625	77.24
250,000.01 - 300,000.00	68	18,517,006.00	6.16	359	40.99	6.412	656	76.93
300,000.01 - 350,000.00	43	13,977,496.00	4.65	355	37.41	6.324	660	80.37
350,000.01 - 400,000.00	28	10,448,502.00	3.48	359	39.35	6.533	652	81.77
400,000.01 - 450,000.00	13	5,491,738.00	1.83	359	39.44	6.416	655	78.55
450,000.01 - 500,000.00	12	5,864,056.00	1.95	354	43.77	6.535	665	80.17
Total:	**2,053**	**$300,495,276.00**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

*Based on the original balances of the Mortgage Loans.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 50,000.00	6	$249,203.17	0.08	247	39.65	8.293	630	46.37
50,000.01 - 100,000.00	669	52,282,080.61	17.43	334	36.03	7.850	626	73.29
100,000.01 - 150,000.00	611	76,348,023.30	25.45	346	37.48	7.260	627	77.45
150,000.01 - 200,000.00	365	63,529,870.69	21.18	354	38.88	6.963	628	77.56
200,000.01 - 250,000.00	239	53,609,728.36	17.87	356	39.34	6.856	626	77.14
250,000.01 - 300,000.00	67	18,247,793.03	6.08	359	41.05	6.418	656	77.18
300,000.01 - 350,000.00	43	13,961,999.95	4.65	355	37.41	6.325	660	80.37
350,000.01 - 400,000.00	28	10,435,255.72	3.48	359	39.34	6.533	652	81.77
400,000.01 - 450,000.00	13	5,485,433.82	1.83	359	39.44	6.417	655	78.55
450,000.01 - 500,000.00	12	5,856,797.94	1.95	354	43.77	6.535	665	80.17
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	11	$914,851.11	0.30	117	36.37	7.101	678	59.54
121 - 180	78	7,310,473.63	2.44	178	36.49	7.354	651	67.75
181 - 240	89	9,507,793.29	3.17	238	34.87	7.093	648	73.44
241 - 300	8	1,184,269.48	0.39	298	40.42	7.085	682	75.81
301 - 360	1,867	281,088,799.08	93.69	359	38.46	7.071	631	77.43
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	201	$40,690,420.50	13.56	354	38.26	5.907	672	75.73
6.000 - 6.499	296	55,307,829.82	18.44	349	38.59	6.261	649	76.67
6.500 - 6.999	570	88,160,951.37	29.39	349	37.87	6.754	635	75.05
7.000 - 7.499	199	27,224,087.12	9.07	347	39.27	7.241	616	76.91
7.500 - 7.999	349	42,224,443.79	14.07	348	37.43	7.764	614	78.87
8.000 - 8.499	121	13,474,632.10	4.49	345	39.36	8.253	602	78.14
8.500 - 8.999	158	17,372,997.86	5.79	355	38.47	8.759	599	81.36
9.000 - 9.499	51	5,008,978.31	1.67	345	38.86	9.251	596	82.13
9.500 - 9.999	66	6,547,405.79	2.18	341	38.97	9.750	588	81.61
10.000 - 10.499	16	1,529,683.75	0.51	351	40.40	10.262	598	79.85
10.500 - 10.999	15	1,319,999.42	0.44	337	43.20	10.725	585	83.56
11.000 - 11.499	5	518,913.68	0.17	347	38.61	11.108	583	84.22
11.500 - 11.999	4	353,796.62	0.12	359	38.34	11.678	580	83.55
12.000 - 12.499	1	126,222.96	0.04	359	22.00	12.400	553	90.00
12.500 - 12.999	1	145,823.50	0.05	359	45.00	12.600	594	85.00
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	11	$909,857.61	0.30	330	32.05	7.166	661	18.66
25.01 - 30.00	9	675,115.77	0.23	323	37.62	7.483	647	27.57
30.01 - 35.00	22	2,184,502.06	0.73	320	42.45	7.173	644	32.59
35.01 - 40.00	18	1,677,640.33	0.56	326	33.62	7.160	657	38.03
40.01 - 45.00	30	3,415,991.83	1.14	320	35.89	6.606	648	43.07
45.01 - 50.00	52	6,948,131.53	2.32	338	36.47	6.633	652	47.69
50.01 - 55.00	66	7,839,310.01	2.61	347	36.59	6.926	648	52.60
55.01 - 60.00	82	11,776,056.50	3.93	346	37.45	6.744	627	57.55
60.01 - 65.00	117	15,985,974.30	5.33	347	36.09	7.035	632	62.85
65.01 - 70.00	161	22,587,826.41	7.53	345	36.85	6.836	631	67.62
70.01 - 75.00	206	31,589,807.10	10.53	350	38.35	6.975	626	72.92
75.01 - 80.00	309	45,500,324.90	15.17	349	37.34	6.970	628	78.21
80.01 - 85.00	358	53,487,717.72	17.83	352	38.51	7.247	622	83.40
85.01 - 90.00	612	95,427,930.52	31.81	353	39.85	7.232	638	89.17
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
540 - 559	91	$11,284,915.25	3.76	356	39.31	8.035	555	77.51
560 - 579	274	33,091,350.69	11.03	352	38.60	7.860	570	77.18
580 - 599	350	47,148,395.97	15.72	353	38.45	7.580	590	77.01
600 - 619	254	33,054,610.35	11.02	347	38.36	7.379	610	76.28
620 - 639	316	54,784,634.16	18.26	353	38.55	6.892	630	76.89
640 - 659	246	42,253,092.59	14.08	349	38.58	6.693	650	78.41
660 - 679	211	35,113,841.96	11.70	350	36.67	6.556	669	78.93
680 - 699	104	14,924,437.32	4.97	343	39.90	6.394	689	76.71
700 - 719	79	10,827,232.75	3.61	340	36.64	6.548	709	75.62
720 - 739	58	8,212,533.78	2.74	343	38.24	6.577	730	75.84
740 - 759	33	4,250,219.90	1.42	328	39.80	6.464	749	68.41
760 - 779	19	2,306,237.66	0.77	319	35.78	6.673	768	67.19
780 - 799	16	2,319,737.63	0.77	342	36.92	6.492	789	69.23
800 - 819	2	434,946.58	0.14	338	33.00	6.607	806	77.18
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	121	$15,239,705.22	5.08	346	14.97	7.006	636	72.86
20.01 - 25.00	175	22,229,369.33	7.41	345	23.22	7.062	639	75.23
25.01 - 30.00	201	27,999,898.32	9.33	348	28.02	7.152	629	75.69
30.01 - 35.00	289	40,791,889.23	13.60	347	33.14	7.056	629	75.84
35.01 - 40.00	305	45,924,270.94	15.31	351	38.12	7.015	635	76.99
40.01 - 45.00	375	56,751,928.16	18.92	349	43.10	7.143	633	78.51
45.01 - 50.00	564	86,738,596.39	28.91	352	48.23	7.057	631	78.19
50.01 - 55.00	23	4,330,529.00	1.44	359	52.65	7.448	616	77.45
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	490	$97,792,735.62	32.60	351	38.90	6.613	638	73.58
Florida	308	34,467,960.57	11.49	344	37.97	7.253	628	77.68
Maryland	155	23,646,703.43	7.88	349	37.02	7.107	628	80.33
New York	103	15,987,533.53	5.33	349	37.85	7.394	640	72.76
Massachusetts	86	14,415,750.51	4.81	354	37.19	6.934	627	70.76
Illinois	106	13,802,247.66	4.60	350	38.29	7.675	628	80.07
Pennsylvania	95	11,983,595.54	3.99	343	40.97	7.331	618	81.62
Michigan	74	7,165,156.74	2.39	346	35.27	7.219	637	78.14
Connecticut	45	7,053,555.16	2.35	355	38.98	7.097	632	79.83
Washington	47	6,853,075.73	2.28	354	35.27	7.270	621	79.19
Minnesota	39	5,749,612.09	1.92	359	36.00	7.075	627	78.22
Georgia	41	5,282,750.67	1.76	357	36.80	8.128	615	82.25
Missouri	46	4,708,682.53	1.57	345	36.13	7.391	625	83.29
Ohio	42	4,533,287.55	1.51	337	36.26	7.113	623	79.09
Arizona	41	4,448,298.12	1.48	348	37.93	7.108	637	76.65
Wisconsin	30	3,416,286.47	1.14	348	40.27	7.704	634	80.71
Nevada	20	3,081,612.52	1.03	354	39.73	7.107	634	79.77
Rhode Island	18	3,044,040.66	1.01	351	39.58	6.642	644	77.45
North Carolina	23	2,991,145.22	1.00	355	40.07	7.881	620	84.22
New Jersey	15	2,957,842.72	0.99	359	38.87	6.998	640	74.36
Alabama	32	2,881,664.34	0.96	338	38.81	8.605	620	86.00
Tennessee	33	2,879,343.65	0.96	336	37.01	7.966	607	83.07
Hawaii	8	2,809,973.93	0.94	359	44.67	6.394	683	78.09
Indiana	19	2,431,075.93	0.81	333	41.56	7.199	626	85.89
Oregon	18	2,382,624.55	0.79	351	36.83	6.932	657	79.77

*Geographic Distribution continued on the next page

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Colorado	16	2,262,747.62	0.75	359	40.43	7.340	635	83.10
Delaware	17	1,896,704.25	0.63	341	40.72	7.230	610	82.63
South Carolina	11	1,217,126.43	0.41	329	28.90	8.685	638	86.16
New Hampshire	6	1,117,191.26	0.37	358	43.46	6.411	654	78.41
Alaska	5	883,472.32	0.29	359	46.00	7.681	612	82.08
Kansas	9	722,146.52	0.24	354	34.75	7.627	624	79.40
Louisiana	9	708,371.66	0.24	343	40.19	8.269	608	86.59
Kentucky	7	629,455.35	0.21	359	37.79	7.218	620	77.99
Wyoming	5	558,086.11	0.19	359	42.87	6.636	665	81.05
Arkansas	5	554,150.44	0.18	359	37.29	8.086	628	80.14
Mississippi	6	501,331.56	0.17	338	36.36	8.190	653	85.09
Iowa	6	478,580.22	0.16	335	42.56	9.090	596	76.78
Oklahoma	6	469,310.08	0.16	263	34.10	7.957	602	78.08
South Dakota	2	242,566.24	0.08	359	41.57	8.064	578	88.73
Idaho	2	208,465.99	0.07	359	36.71	7.273	641	89.99
Montana	2	198,726.70	0.07	359	27.38	7.836	632	81.69
North Dakota	2	194,205.87	0.06	359	40.31	9.291	656	90.00
Maine	1	177,502.78	0.06	359	45.00	6.200	691	90.00
Nebraska	1	114,897.04	0.04	359	49.00	6.550	637	61.03
Vermont	1	104,592.71	0.03	359	45.00	8.990	604	84.46
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	2,000	$294,073,281.07	98.02	349	38.39	7.073	632	77.05
Non-Owner Occupied	45	5,109,627.79	1.70	355	33.62	7.367	650	74.72
Second Home	8	823,277.73	0.27	359	33.64	7.254	669	78.36
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	1,584	$228,192,352.94	76.06	349	38.13	7.023	629	77.73
Stated Documentation	267	41,320,550.53	13.77	352	38.76	7.248	647	71.60
Limited Documentation	202	30,493,283.12	10.16	349	38.96	7.269	634	78.96
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,945	$283,913,318.59	94.64	349	38.25	7.087	632	76.95
Refinance-Debt Consolidation No Cash Out***	108	16,092,868.00	5.36	349	39.15	6.928	630	78.06
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	589	$81,002,075.40	27.00	352	38.47	7.403	596	78.23
3A	191	25,623,251.63	8.54	347	38.13	7.139	621	75.24
4A	237	42,256,679.69	14.09	353	39.11	6.738	632	77.30
5A	186	31,693,440.19	10.56	349	38.52	6.585	650	80.13
6A	184	30,344,775.40	10.11	350	36.78	6.480	669	79.23
7A	137	19,813,632.07	6.60	342	39.08	6.375	693	76.56
8A	160	21,551,244.33	7.18	335	37.61	6.537	742	72.56
A	248	31,708,147.76	10.57	351	37.86	7.932	586	76.05
B	121	16,012,940.12	5.34	356	38.83	8.271	595	70.99
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Condominium	85	$14,727,072.42	4.91	357	39.49	6.625	626	79.01
PUD Detached	5	542,384.31	0.18	310	35.97	6.796	715	70.35
Single Family Detached	1,960	284,327,062.10	94.77	349	38.23	7.093	632	76.92
Single Family Attached	3	409,667.76	0.14	358	45.47	7.065	657	76.59
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	605	$86,979,349.93	28.99	353	38.23	7.432	629	78.18
12	43	5,930,435.68	1.98	340	36.79	7.041	663	74.32
30	5	1,061,773.13	0.35	358	37.47	7.021	633	83.44
36	1,400	206,034,627.85	68.68	348	38.37	6.931	632	76.56
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	188	$38,536,074.51	15.11	355	38.51	5.908	671	75.90
12.000 - 12.499	256	48,859,408.88	19.16	353	38.69	6.263	644	77.27
12.500 - 12.999	447	71,766,793.35	28.14	355	38.04	6.762	621	76.29
13.000 - 13.499	169	24,131,886.49	9.46	350	39.35	7.241	607	77.31
13.500 - 13.999	284	35,897,139.02	14.08	354	37.91	7.770	606	79.53
14.000 - 14.499	82	9,685,551.20	3.80	347	39.93	8.236	591	79.09
14.500 - 14.999	125	13,668,760.14	5.36	357	37.70	8.758	598	81.59
15.000 - 15.499	37	3,697,847.27	1.45	353	38.99	9.253	595	81.87
15.500 - 15.999	52	5,464,503.73	2.14	354	38.95	9.762	588	82.54
16.000 - 16.499	12	1,232,517.25	0.48	359	40.68	10.302	594	79.37
16.500 - 16.999	11	1,020,005.24	0.40	359	43.68	10.756	591	82.26
17.000 - 17.499	4	486,674.78	0.19	359	38.59	11.095	584	87.96
17.500 - 17.999	3	281,117.66	0.11	359	36.88	11.607	579	83.58
18.000 - 18.499	1	126,222.96	0.05	359	22.00	12.400	553	90.00
18.500 - 18.999	1	145,823.50	0.06	359	45.00	12.600	594	85.00
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	188	$38,536,074.51	15.11	355	38.51	5.908	671	75.90
6.000 - 6.499	256	48,859,408.88	19.16	353	38.69	6.263	644	77.27
6.500 - 6.999	447	71,766,793.35	28.14	355	38.04	6.762	621	76.29
7.000 - 7.499	169	24,131,886.49	9.46	350	39.35	7.241	607	77.31
7.500 - 7.999	284	35,897,139.02	14.08	354	37.91	7.770	606	79.53
8.000 - 8.499	82	9,685,551.20	3.80	347	39.93	8.236	591	79.09
8.500 - 8.999	125	13,668,760.14	5.36	357	37.70	8.758	598	81.59
9.000 - 9.499	37	3,697,847.27	1.45	353	38.99	9.253	595	81.87
9.500 - 9.999	52	5,464,503.73	2.14	354	38.95	9.762	588	82.54
10.000 - 10.499	12	1,232,517.25	0.48	359	40.68	10.302	594	79.37
10.500 - 10.999	11	1,020,005.24	0.40	359	43.68	10.756	591	82.26
11.000 - 11.499	4	486,674.78	0.19	359	38.59	11.095	584	87.96
11.500 - 11.999	3	281,117.66	0.11	359	36.88	11.607	579	83.58
12.000 - 12.499	1	126,222.96	0.05	359	22.00	12.400	553	90.00
12.500 - 12.999	1	145,823.50	0.06	359	45.00	12.600	594	85.00
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
4.000 - 4.249	3	$372,005.12	0.15	359	33.19	6.087	731	77.68
4.250 - 4.499	1	150,871.26	0.06	359	48.00	6.800	648	89.68
4.500 - 4.749	8	988,817.11	0.39	359	42.06	6.560	702	79.76
4.750 - 4.999	74	11,184,746.34	4.39	355	38.59	6.371	728	77.17
5.000 - 5.249	101	16,396,340.38	6.43	356	40.08	6.141	682	76.34
5.250 - 5.499	137	24,719,083.94	9.69	354	37.27	6.413	664	80.97
5.500 - 5.749	169	30,855,969.31	12.10	356	38.72	6.581	644	81.08
5.750 - 5.999	270	44,941,427.77	17.62	355	38.50	6.799	621	76.99
6.000 - 6.249	653	92,068,010.00	36.11	351	38.48	7.344	599	77.34
6.250 - 6.499	169	21,534,676.79	8.44	354	37.10	7.992	588	76.21
6.500 - 6.749	87	11,788,377.96	4.62	358	39.79	8.333	597	71.39
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
January 2006	6	$978,876.87	0.38	352	43.93	7.016	654	80.93
February 2006	5	749,636.75	0.29	353	35.32	6.887	645	83.19
March 2006	1	145,108.56	0.06	354	40.00	5.950	674	84.93
April 2006	6	502,632.17	0.20	355	31.29	7.208	648	73.69
May 2006	2	105,350.02	0.04	356	33.81	7.382	665	90.00
June 2006	3	275,730.95	0.11	357	37.56	6.136	650	81.81
July 2006	331	51,064,620.67	20.03	353	39.19	6.923	618	77.55
August 2006	1,315	200,819,944.99	78.75	354	38.27	7.073	627	77.66
September 2006	3	358,425.00	0.14	360	41.52	6.855	664	65.32
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	1,672	$255,000,325.98	100.00	354	38.46	7.041	625	77.66
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	1,672	$255,000,325.98	100.00	354	38.46	7.041	625	77.66
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

FOR ADDITIONAL INFORMATION PLEASE CALL:

North American ABS and Conduits

		Phone
NY:	Chris Schiavone	212-834-5372
	Philip Li	212-834-5033
	Tom Roh	212-834-5936
	Raj Kothari	212-834-5413
	Kevin Lynn	212-834-5412
	Swapna Putcha	212-834-5435
	Alissa Smith	212-834-5432

Syndicate/Sales Desk

		Phone
NY:	Brian McDonald	212-834-4154
	Randall Outlaw	212-834-4154
	Stacey Mitchell	212-834-4154
	David Stern	212-834-4154
	Andy Cherna	212-834-4154

Asset-Backed Trading

		Phone
NY:	Peter Basso	212-834-3720
	John Lennon	212-834-3720
	Kyongsoo Noh	212-834-3720

Please Direct
All Questions and Orders to the:
Syndicate Desk

Brian McDonald (x4-4154)
Andy Cherna (x4-4154)
Randall Outlaw (x4-4154)
Stacey Mitchell (x4-4154)
David Stern (x4-4154)

Rating Agencies

Standard & Poor's

Linda Wu	212-438-1567
Amanda Hopkins	212-438-2465

Fitch

Elinor Chan	212-908-0264
Kei Ishidoya	212-908-0238

TERM SHEET

$293,405,000

(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates Series 2004-IA1

September 9, 2004

Ameriquest Mortgage Securities Inc.

AMERIQUEST® MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

JPMorgan

RBS Greenwich Capital

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

COMPUTATIONAL MATERIALS DISCLAIMER

 J.P. Morgan Securities Inc. (JPMorgan), member NYSE and SIPC. JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials. Information has been obtained from sources believed to be reliable but JPMorgan does not warrant its completeness or accuracy. Opinions and estimates constitute our judgement as of the date of this material and are subject to change without notice. Past performance is not indicative of future results. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. Securities or financial instruments mentioned herein may not be suitable for all investors. The recipient of these materials must make its own independent decisions regarding any securities or financial instruments mentioned herein. J.P. Morgan Chase & Co. and/or its subsidiaries and affiliates generally act as a market maker in the financial instruments of any issuer discussed herein and may act as underwriter, placement agent, advisor or lender to such issuer. J.P. Morgan Chase & Co. and/or its affiliates, subsidiaries or employees may hold a position in any securities or financial instruments mentioned herein. Clients should contact analysts and execute transactions through a J.P. Morgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

The analysis in this report is based on collateral information provided by Ameriquest Mortgage Company (the "Seller"). The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

TERM SHEET DATED September 9, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-IA1

$293,405,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) *Call[3] / Mat[4]*	Principal Payment Window *Call[3] / Mat[4]*	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-1	141,400,000	FLT/SEQ/SNR	1.00/1.00	1 - 25 / 1 - 25	0	Actual/360	Sept 2034	AAA /AAA	16.50%
A-2	57,400,000	FLT/SEQ/SNR	3.00/3.00	25 - 53 / 25 - 53	0	Actual/360	Sept 2034	AAA /AAA	16.50%
A-3	51,705,000	FLT/SEQ/SNR	6.43/7.55	53 - 90 / 53 - 202	0	Actual/360	Sept 2034	AAA /AAA	16.50%
M-1	11,250,000	FLT/MEZZ	5.07/5.59	40 - 90 / 40 - 161	0	Actual/360	Sept 2034	AA+/AA+	12.75%
M-2	10,650,000	FLT/MEZZ	5.04/5.52	39 - 90 / 39 - 152	0	Actual/360	Sept 2034	AA/AA	9.20%
M-3	3,300,000	FLT/MEZZ	5.03/5.47	39 - 90 / 39 - 139	0	Actual/360	Sept 2034	AA-/AA-	8.10%
M-4	6,900,000	FLT/MEZZ	5.01/5.41	38 - 90 / 38 - 135	0	Actual/360	Sept 2034	A/A	5.80%
M-5	2,850,000	FLT/MEZZ	5.01/5.34	38 - 90 / 38 - 122	0	Actual/360	Sept 2034	A-/A-	4.85%
M-6	2,700,000	FLT/MEZZ	5.00/5.26	37 - 90 / 37 - 115	0	Actual/360	Sept 2034	BBB+/BBB+	3.95%
M-7	2,100,000	FLT/MEZZ	4.99/5.17	37 - 90 / 37 - 107	0	Actual/360	Sept 2034	BBB/BBB	3.25%
M-8	3,150,000	FLT/MEZZ	4.97/5.03	37 - 90 / 37 - 100	0	Actual/360	Sept 2034	BBB-/BBB-	2.20%
Non-Offered Certificates									
M-9	2,250,000	FLT/MEZZ	Not Offered		0	Actual/360	Sept 2034	BB+/BB+	1.45%
CE		N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Certificates will accrue interest at a rate not greater than the Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originators:	Ameriquest Mortgage Company and Town and Country Credit Corporation.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Mortgage Insurance Provider:	None.
AVM Insurer:	St. Paul Fire and Marine Insurance Company.
Certificate Insurer:	None.
Co-Lead Underwriters:	JPMorgan Securities Inc. and Greenwich Capital Markets, Inc.

Collateral

Mortgage Loans:

As of the Collateral Selection Date, 2,053 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $300,006,187. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

All of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). If a proposed loan meets certain underwriting criteria of the Originators, it will be screened for Insured AVM acceptability. Information regarding the real property to be mortgaged and other information related to the loan applicant is entered into a third party's proprietary automated valuation model to determine the property's value based on public data sources. If the property value has a confidence level of moderate or above, an exterior, drive-by inspection of the property is conducted. Provided the exterior inspection determines that the property is in at least average condition and all other terms of the Insured AVM program have been met, the loan is authorized to fund with an Insured AVM, in lieu of an appraisal. Upon the liquidation of the mortgaged property, if the Insured AVM is determined to have overstated the property's value as of the date originally made, the insurer is liable for the lesser of: (1) the losses of principal and (2) the amount the Insured AVM overstated the real property value at origination.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other Mortgage Loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein, although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV will vary.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Dates:

Cut-off Date:	The close of business on September 1, 2004.
Collateral Selection Date:	September 1, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in October 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of September 7, 2004.
Expected Closing Date:	On or about September 16, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2 and Class A-3 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Offered Certificates:	Class A Certificates and Class M Certificates (other than the Class M-9 Certificates).
Non-Offered Certificates:	Class M-9, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.5000% per annum) and (b) the Trustee Fee Rate (0.01% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination.
Initial Overcollateralization Target Percentage:	Approximately 1.45%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	16.50%	2x Initial CE%
M-1	12.75%	2x Initial CE%
M-2	9.20%	2x Initial CE%
M-3	8.10%	2x Initial CE%
M-4	5.80%	2x Initial CE%
M-5	4.85%	2x Initial CE%
M-6	3.95%	2x Initial CE%
M-7	3.25%	2x Initial CE%
M-8	2.20%	2x Initial CE%
M-9	1.45%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the Principal Remittance Amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates (other than the Class CE Certificates), after giving effect to distributions to be made on such Distribution Date.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Net Monthly Excess Cashflow:	For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the Principal Remittance Amount.
Allocation of Losses:	Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.
Net WAC Rate Cap:	Class A and Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).
Pass-Through Rate:	For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.
Formula Rate:	For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMS Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Certificates	Number of Months	Beginning Distribution Date
Class A	22	November 2004
Class M	28	November 2004

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates (applied in the priority described below) will receive the principal collected on the Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates (applied in the priority described below) will be an amount such that the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Class A Certificates will be paid sequentially beginning with the Class A-1 Certificates.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage and then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [49.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
October 2007 through September 2008	[4.00]%
October 2008 through September 2009	[5.25]%
October 2009 through September 2010	[6.25]%
October 2010 and thereafter	[6.75]%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates, *pro* rata, including any accrued unpaid interest from a prior Distribution Date.

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Class A Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	243,316,083.79	6.06	7.71
3	236,228,485.28	6.27	7.70
4	229,239,312.89	6.06	7.70
5	222,344,964.17	6.06	7.70
6	215,542,371.70	6.73	7.69
7	208,829,941.11	6.05	7.69
8	202,218,147.11	6.26	7.68
9	195,767,579.90	6.04	7.68
10	189,482,307.59	6.25	7.67
11	183,358,198.22	6.03	7.67
12	177,391,110.31	6.02	7.66
13	171,577,009.04	6.23	7.66
14	165,911,963.53	6.01	7.65
15	160,392,144.10	6.22	7.64
16	155,013,819.74	6.00	7.64
17	149,773,355.48	5.99	7.63
18	144,667,209.98	6.67	7.62
19	139,691,933.07	5.98	7.62
20	134,844,163.40	6.18	7.61
21	130,120,626.20	5.96	7.60
22	125,518,130.97	6.17	7.59
23	121,033,569.36	5.95	7.58

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Interest Rate Corridor Schedule For Class M Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	45,150,000.00	4.89	7.04
3	45,150,000.00	5.11	7.04
4	45,150,000.00	4.89	7.04
5	45,150,000.00	4.89	7.04
6	45,150,000.00	5.58	7.04
7	45,150,000.00	4.89	7.04
8	45,150,000.00	5.11	7.04
9	45,150,000.00	4.90	7.04
10	45,150,000.00	5.11	7.04
11	45,150,000.00	4.90	7.04
12	45,150,000.00	4.90	7.04
13	45,150,000.00	5.11	7.04
14	45,150,000.00	4.90	7.04
15	45,150,000.00	5.11	7.04
16	45,150,000.00	4.90	7.04
17	45,150,000.00	4.90	7.04
18	45,150,000.00	5.58	7.04
19	45,150,000.00	4.90	7.04
20	45,150,000.00	5.11	7.04
21	45,150,000.00	4.90	7.04
22	45,150,000.00	5.11	7.04
23	45,150,000.00	4.90	7.04
24	45,150,000.00	6.49	7.04
25	45,150,000.00	6.75	7.04
26	45,150,000.00	6.49	7.04
27	45,150,000.00	6.75	7.04
28	45,150,000.00	6.48	7.04
29	45,150,000.00	6.48	7.04

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Sensitivity Analysis - To Maturity

FIXED ARM		0% ppc 0.00% cpr	50% ppc 13.50% cpr	75% ppc 20.25% cpr	100% ppc 27.00% cpr	125% ppc 33.75% cpr	150% ppc 40.50% cpr
A-1	Average Life (yrs)	12.71	1.97	1.34	1.00	0.79	0.65
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	249	51	34	25	20	16
	Prin Pmt Window (mos)	249	51	34	25	20	16
A-2	Average Life (yrs)	23.60	6.26	4.21	3.00	2.19	1.77
	First Principal Period	249	51	34	25	20	16
	Last Principal Period	315	107	72	53	33	27
	Prin Pmt Window (mos)	67	57	39	29	14	12
A-3	Average Life (yrs)	28.21	14.38	10.10	7.55	5.75	4.10
	First Principal Period	315	107	72	53	33	27
	Last Principal Period	359	325	260	202	161	131
	Prin Pmt Window (mos)	45	219	189	150	129	105
M-1	Average Life (yrs)	26.18	10.53	7.28	5.59	4.89	4.90
	First Principal Period	258	56	37	40	44	50
	Last Principal Period	357	285	212	161	127	103
	Prin Pmt Window (mos)	100	230	176	122	84	54
M-2	Average Life (yrs)	26.18	10.48	7.23	5.52	4.71	4.44
	First Principal Period	258	56	37	39	41	44
	Last Principal Period	356	273	200	152	119	97
	Prin Pmt Window (mos)	99	218	164	114	79	54
M-3	Average Life (yrs)	26.17	10.43	7.18	5.47	4.61	4.23
	First Principal Period	258	56	37	39	41	43
	Last Principal Period	355	255	185	139	109	89
	Prin Pmt Window (mos)	98	200	149	101	69	47
M-4	Average Life (yrs)	26.17	10.36	7.12	5.41	4.52	4.10
	First Principal Period	258	56	37	38	39	41
	Last Principal Period	355	248	178	135	106	85
	Prin Pmt Window (mos)	98	193	142	98	68	45
M-5	Average Life (yrs)	26.15	10.25	7.04	5.34	4.44	3.98
	First Principal Period	258	56	37	38	39	40
	Last Principal Period	353	229	162	122	95	77
	Prin Pmt Window (mos)	96	174	126	85	57	38
M-6	Average Life (yrs)	26.14	10.15	6.96	5.26	4.37	3.90
	First Principal Period	258	56	37	37	38	39
	Last Principal Period	351	218	154	115	90	73
	Prin Pmt Window (mos)	94	163	118	79	53	35
M-7	Average Life (yrs)	26.12	10.01	6.85	5.17	4.29	3.82
	First Principal Period	258	56	37	37	38	39
	Last Principal Period	349	205	144	107	84	68
	Prin Pmt Window (mos)	92	150	108	71	47	30
M-8	Average Life (yrs)	26.07	9.75	6.66	5.03	4.17	3.68
	First Principal Period	258	56	37	37	37	38
	Last Principal Period	347	192	134	100	78	63
	Prin Pmt Window (mos)	90	137	98	64	42	26

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Sensitivity Analysis – To Optional Termination Date

FIXED / ARM		0% ppc / 0.00% cpr	50% ppc / 13.50% cpr	75% ppc / 20.25% cpr	100% ppc / 27.00% cpr	125% ppc / 33.75% cpr	150% ppc / 40.50% cpr
A-1	Average Life (yrs)	12.71	1.97	1.34	1.00	0.79	0.65
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	249	51	34	25	20	16
	Prin Pmt Window (mos)	249	51	34	25	20	16
A-2	Average Life (yrs)	23.60	6.26	4.21	3.00	2.19	1.77
	First Principal Period	249	51	34	25	20	16
	Last Principal Period	315	107	72	53	33	27
	Prin Pmt Window (mos)	67	57	39	29	14	12
A-3	Average Life (yrs)	27.97	12.58	8.66	6.43	4.85	3.36
	First Principal Period	315	107	72	53	33	27
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	30	68	50	38	38	30
M-1	Average Life (yrs)	26.06	9.66	6.60	5.07	4.47	4.53
	First Principal Period	258	56	37	40	44	50
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	51	27	7
M-2	Average Life (yrs)	26.06	9.66	6.60	5.04	4.32	4.11
	First Principal Period	258	56	37	39	41	44
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	52	30	13
M-3	Average Life (yrs)	26.06	9.66	6.60	5.03	4.25	3.93
	First Principal Period	258	56	37	39	41	43
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	52	30	14
M-4	Average Life (yrs)	26.06	9.66	6.60	5.01	4.20	3.84
	First Principal Period	258	56	37	38	39	41
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	53	32	16
M-5	Average Life (yrs)	26.06	9.66	6.60	5.01	4.17	3.75
	First Principal Period	258	56	37	38	39	40
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	53	32	17
M-6	Average Life (yrs)	26.06	9.66	6.60	5.00	4.15	3.72
	First Principal Period	258	56	37	37	38	39
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	54	33	18
M-7	Average Life (yrs)	26.06	9.66	6.60	4.99	4.14	3.69
	First Principal Period	258	56	37	37	38	39
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	54	33	18
M-8	Average Life (yrs)	26.05	9.65	6.59	4.97	4.12	3.64
	First Principal Period	258	56	37	37	37	38
	Last Principal Period	344	174	121	90	70	56
	Prin Pmt Window (mos)	87	119	85	54	34	19

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Net WAC Cap and Effective Maximum Rate for the Class A Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	9.01	9.01	67	10.89	10.89
2	6.36	8.00	35	8.72	8.72	68	11.24	11.24
3	6.57	8.00	36	9.50	9.50	69	10.88	10.88
4	6.36	8.00	37	9.81	9.81	70	11.23	11.23
5	6.36	8.00	38	9.49	9.49	71	10.86	10.86
6	7.04	8.00	39	9.81	9.81	72	10.86	10.86
7	6.36	8.00	40	9.49	9.49	73	11.21	11.21
8	6.57	8.00	41	9.48	9.48	74	10.85	10.85
9	6.36	8.00	42	10.96	10.96	75	11.20	11.20
10	6.57	8.00	43	10.25	10.25	76	10.83	10.83
11	6.36	8.00	44	10.59	10.59	77	10.83	10.83
12	6.36	8.00	45	10.24	10.24	78	11.98	11.98
13	6.57	8.00	46	10.58	10.58	79	10.82	10.82
14	6.36	8.00	47	10.23	10.23	80	11.17	11.17
15	6.57	8.00	48	11.00	11.00	81	10.80	10.80
16	6.36	8.00	49	11.36	11.36	82	11.16	11.16
17	6.36	8.00	50	10.99	10.99	83	10.79	10.79
18	7.04	8.00	51	11.35	11.35	84	10.79	10.79
19	6.36	8.00	52	10.97	10.97	85	11.14	11.14
20	6.58	8.00	53	10.97	10.97	86	10.77	10.77
21	6.36	8.00	54	12.14	12.14	87	11.13	11.13
22	6.58	8.00	55	10.96	10.96	88	10.76	10.76
23	6.36	8.00	56	11.32	11.32	89	10.75	10.75
24	7.95	7.95	57	10.95	10.95	90	11.49	11.49
25	8.22	8.22	58	11.30	11.30			
26	7.95	7.95	59	10.93	10.93			
27	8.21	8.21	60	10.93	10.93			
28	7.95	7.95	61	11.29	11.29			
29	7.95	7.95	62	10.92	10.92			
30	9.67	9.67	63	11.27	11.27			
31	8.73	8.73	64	10.91	10.91			
32	9.02	9.02	65	10.90	10.90			
33	8.73	8.73	66	12.06	12.06			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.74000% and 2.0800% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	9.01	9.01	67	10.89	10.89
2	6.36	8.50	35	8.72	8.72	68	11.24	11.24
3	6.57	8.50	36	9.50	9.50	69	10.88	10.88
4	6.36	8.50	37	9.81	9.81	70	11.23	11.23
5	6.36	8.50	38	9.49	9.49	71	10.86	10.86
6	7.04	8.50	39	9.81	9.81	72	10.86	10.86
7	6.36	8.50	40	9.49	9.49	73	11.21	11.21
8	6.57	8.50	41	9.48	9.48	74	10.85	10.85
9	6.36	8.50	42	10.96	10.96	75	11.20	11.20
10	6.57	8.50	43	10.25	10.25	76	10.83	10.83
11	6.36	8.50	44	10.59	10.59	77	10.83	10.83
12	6.36	8.50	45	10.24	10.24	78	11.98	11.98
13	6.57	8.50	46	10.58	10.58	79	10.82	10.82
14	6.36	8.50	47	10.23	10.23	80	11.17	11.17
15	6.57	8.50	48	11.00	11.00	81	10.80	10.80
16	6.36	8.50	49	11.36	11.36	82	11.16	11.16
17	6.36	8.50	50	10.99	10.99	83	10.79	10.79
18	7.04	8.50	51	11.35	11.35	84	10.79	10.79
19	6.36	8.50	52	10.97	10.97	85	11.14	11.14
20	6.58	8.50	53	10.97	10.97	86	10.77	10.77
21	6.36	8.50	54	12.14	12.14	87	11.13	11.13
22	6.58	8.50	55	10.96	10.96	88	10.76	10.76
23	6.36	8.50	56	11.32	11.32	89	10.75	10.75
24	7.95	8.50	57	10.95	10.95	90	11.49	11.49
25	8.22	8.50	58	11.30	11.30			
26	7.95	8.50	59	10.93	10.93			
27	8.21	8.50	60	10.93	10.93			
28	7.95	8.50	61	11.29	11.29			
29	7.95	8.50	62	10.92	10.92			
30	9.67	9.67	63	11.27	11.27			
31	8.73	8.73	64	10.91	10.91			
32	9.02	9.02	65	10.90	10.90			
33	8.73	8.73	66	12.06	12.06			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.74000% and 2.0800 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-IA1

Excess Spread

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
1	374	1.740	2.075	374
2	431	1.846	2.203	421
3	438	2.006	2.317	412
4	430	2.054	2.428	398
5	429	2.249	2.543	378
6	451	2.549	2.640	376
7	428	2.447	2.705	356
8	434	2.557	2.796	354
9	426	2.662	2.880	333
10	433	2.721	2.965	336
11	424	2.821	3.051	315
12	424	2.921	3.130	304
13	430	2.991	3.207	308
14	422	3.079	3.278	287
15	428	3.155	3.347	290
16	420	3.231	3.422	270
17	419	3.296	3.485	263
18	441	3.356	3.552	293
19	416	3.423	3.614	248
20	423	3.496	3.673	253
21	414	3.565	3.731	232
22	421	3.627	3.791	239
23	412	3.679	3.844	219
24	477	3.729	3.902	375
25	484	3.782	3.956	383
26	474	3.840	4.008	361
27	481	3.899	4.061	369
28	472	3.955	4.113	347
29	471	4.009	4.159	341
30	495	4.058	4.208	452
31	469	4.105	4.249	399
32	476	4.148	4.288	409
33	467	4.192	4.333	388

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
34	474	4.233	4.374	399
35	464	4.271	4.415	377
36	463	4.307	4.460	400
37	470	4.348	4.502	411
38	464	4.399	4.545	389
39	474	4.445	4.590	404
40	467	4.484	4.626	383
41	467	4.527	4.663	379
42	484	4.566	4.700	429
43	467	4.602	4.733	390
44	475	4.640	4.765	403
45	466	4.674	4.801	381
46	474	4.704	4.832	396
47	465	4.735	4.868	374
48	465	4.764	4.902	386
49	473	4.795	4.933	401
50	464	4.833	4.971	378
51	472	4.869	5.000	392
52	463	4.905	5.030	369
53	462	4.938	5.061	365
54	487	4.965	5.086	433
55	462	4.997	5.111	372
56	470	5.024	5.139	388
57	462	5.048	5.164	367
58	470	5.071	5.188	383
59	462	5.093	5.217	361
60	462	5.114	5.244	371
61	470	5.143	5.269	387
62	461	5.176	5.299	364
63	470	5.203	5.320	381
64	461	5.231	5.341	358
65	461	5.256	5.360	355
66	486	5.275	5.375	422

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
67	461	5.296	5.389	360
68	469	5.312	5.401	378
69	461	5.326	5.411	356
70	470	5.338	5.421	375
71	462	5.347	5.433	354
72	462	5.353	5.444	359
73	471	5.362	5.455	379
74	463	5.375	5.470	358
75	472	5.387	5.483	377
76	464	5.401	5.497	356
77	464	5.414	5.512	355
78	489	5.426	5.526	421
79	465	5.442	5.543	359
80	474	5.455	5.556	379
81	466	5.470	5.572	357
82	475	5.484	5.588	377
83	467	5.499	5.602	355
84	467	5.515	5.617	361
85	476	5.530	5.632	381
86	468	5.547	5.646	359
87	477	5.560	5.659	379
88	470	5.574	5.674	358
89	470	5.587	5.685	357
90	487	5.601	5.698	403

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.74000% and 2.0800 respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of September 8, 2004.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,053		
Aggregate Current Principal Balance:	$300,006,187		$32,239 - $499,543
Average Current Principal Balance:	$146,131		
Aggregate Original Principal Balance:	$300,495,276		$32,308 - $499,999
Average Original Principal Balance:	$146,369		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rate:	7.079%		5.750% - 12.600%
Wtd. Avg. Original Term to Maturity (months):	351		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	349		112 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.770%		4.000% - 6.500%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.041%		11.750% - 18.600%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.041%		5.750% - 12.600%
Wtd. Avg. Original LTV:	77.01%		6.36% - 90.00%
Wtd. Avg. Borrower FICO:	632		550 - 813
Geographic Distribution (Top 5):	CA	32.60%	
	FL	11.49%	
	MD	7.88%	
	NY	5.33%	
	MA	4.81%	

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	1,672	$255,000,325.98	85.00	354	38.46	7.041	625	77.66
Fixed	381	45,005,860.61	15.00	323	37.39	7.296	669	73.35
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
0.01 - 50,000.00	6	$252,625.00	0.08	245	39.56	8.271	631	46.57
50,000.01 - 100,000.00	668	52,292,373.00	17.40	334	36.10	7.851	626	73.28
100,000.01 - 150,000.00	611	76,424,042.00	25.43	346	37.43	7.261	627	77.43
150,000.01 - 200,000.00	365	63,577,831.00	21.16	354	38.92	6.960	628	77.57
200,000.01 - 250,000.00	239	53,649,607.00	17.85	355	39.31	6.862	625	77.24
250,000.01 - 300,000.00	68	18,517,006.00	6.16	359	40.99	6.412	656	76.93
300,000.01 - 350,000.00	43	13,977,496.00	4.65	355	37.41	6.324	660	80.37
350,000.01 - 400,000.00	28	10,448,502.00	3.48	359	39.35	6.533	652	81.77
400,000.01 - 450,000.00	13	5,491,738.00	1.83	359	39.44	6.416	655	78.55
450,000.01 - 500,000.00	12	5,864,056.00	1.95	354	43.77	6.535	665	80.17
Total:	**2,053**	**$300,495,276.00**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

*Based on the original balances of the Mortgage Loans.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 50,000.00	6	$249,203.17	0.08	247	39.65	8.293	630	46.37
50,000.01 - 100,000.00	669	52,282,080.61	17.43	334	36.03	7.850	626	73.29
100,000.01 - 150,000.00	611	76,348,023.30	25.45	346	37.48	7.260	627	77.45
150,000.01 - 200,000.00	365	63,529,870.69	21.18	354	38.88	6.963	628	77.56
200,000.01 - 250,000.00	239	53,609,728.36	17.87	356	39.34	6.856	626	77.14
250,000.01 - 300,000.00	67	18,247,793.03	6.08	359	41.05	6.418	656	77.18
300,000.01 - 350,000.00	43	13,961,999.95	4.65	355	37.41	6.325	660	80.37
350,000.01 - 400,000.00	28	10,435,255.72	3.48	359	39.34	6.533	652	81.77
400,000.01 - 450,000.00	13	5,485,433.82	1.83	359	39.44	6.417	655	78.55
450,000.01 - 500,000.00	12	5,856,797.94	1.95	354	43.77	6.535	665	80.17
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	11	$914,851.11	0.30	117	36.37	7.101	678	59.54
121 - 180	78	7,310,473.63	2.44	178	36.49	7.354	651	67.75
181 - 240	89	9,507,793.29	3.17	238	34.87	7.093	648	73.44
241 - 300	8	1,184,269.48	0.39	298	40.42	7.085	682	75.81
301 - 360	1,867	281,088,799.08	93.69	359	38.46	7.071	631	77.43
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	201	$40,690,420.50	13.56	354	38.26	5.907	672	75.73
6.000 - 6.499	296	55,307,829.82	18.44	349	38.59	6.261	649	76.67
6.500 - 6.999	570	88,160,951.37	29.39	349	37.87	6.754	635	75.05
7.000 - 7.499	199	27,224,087.12	9.07	347	39.27	7.241	616	76.91
7.500 - 7.999	349	42,224,443.79	14.07	348	37.43	7.764	614	78.87
8.000 - 8.499	121	13,474,632.10	4.49	345	39.36	8.253	602	78.14
8.500 - 8.999	158	17,372,997.86	5.79	355	38.47	8.759	599	81.36
9.000 - 9.499	51	5,008,978.31	1.67	345	38.86	9.251	596	82.13
9.500 - 9.999	66	6,547,405.79	2.18	341	38.97	9.750	588	81.61
10.000 - 10.499	16	1,529,683.75	0.51	351	40.40	10.262	598	79.85
10.500 - 10.999	15	1,319,999.42	0.44	337	43.20	10.725	585	83.56
11.000 - 11.499	5	518,913.68	0.17	347	38.61	11.108	583	84.22
11.500 - 11.999	4	353,796.62	0.12	359	38.34	11.678	580	83.55
12.000 - 12.499	1	126,222.96	0.04	359	22.00	12.400	553	90.00
12.500 - 12.999	1	145,823.50	0.05	359	45.00	12.600	594	85.00
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	11	$909,857.61	0.30	330	32.05	7.166	661	18.66
25.01 - 30.00	9	675,115.77	0.23	323	37.62	7.483	647	27.57
30.01 - 35.00	22	2,184,502.06	0.73	320	42.45	7.173	644	32.59
35.01 - 40.00	18	1,677,640.33	0.56	326	33.62	7.160	657	38.03
40.01 - 45.00	30	3,415,991.83	1.14	320	35.89	6.606	648	43.07
45.01 - 50.00	52	6,948,131.53	2.32	338	36.47	6.633	652	47.69
50.01 - 55.00	66	7,839,310.01	2.61	347	36.59	6.926	648	52.60
55.01 - 60.00	82	11,776,056.50	3.93	346	37.45	6.744	627	57.55
60.01 - 65.00	117	15,985,974.30	5.33	347	36.09	7.035	632	62.85
65.01 - 70.00	161	22,587,826.41	7.53	345	36.85	6.836	631	67.62
70.01 - 75.00	206	31,589,807.10	10.53	350	38.35	6.975	626	72.92
75.01 - 80.00	309	45,500,324.90	15.17	349	37.34	6.970	628	78.21
80.01 - 85.00	358	53,487,717.72	17.83	352	38.51	7.247	622	83.40
85.01 - 90.00	612	95,427,930.52	31.81	353	39.85	7.232	638	89.17
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
540 - 559	91	$11,284,915.25	3.76	356	39.31	8.035	555	77.51
560 - 579	274	33,091,350.69	11.03	352	38.60	7.860	570	77.18
580 - 599	350	47,148,395.97	15.72	353	38.45	7.580	590	77.01
600 - 619	254	33,054,610.35	11.02	347	38.36	7.379	610	76.28
620 - 639	316	54,784,634.16	18.26	353	38.55	6.892	630	76.89
640 - 659	246	42,253,092.59	14.08	349	38.58	6.693	650	78.41
660 - 679	211	35,113,841.96	11.70	350	36.67	6.556	669	78.93
680 - 699	104	14,924,437.32	4.97	343	39.90	6.394	689	76.71
700 - 719	79	10,827,232.75	3.61	340	36.64	6.548	709	75.62
720 - 739	58	8,212,533.78	2.74	343	38.24	6.577	730	75.84
740 - 759	33	4,250,219.90	1.42	328	39.80	6.464	749	68.41
760 - 779	19	2,306,237.66	0.77	319	35.78	6.673	768	67.19
780 - 799	16	2,319,737.63	0.77	342	36.92	6.492	789	69.23
800 - 819	2	434,946.58	0.14	338	33.00	6.607	806	77.18
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	121	$15,239,705.22	5.08	346	14.97	7.006	636	72.86
20.01 - 25.00	175	22,229,369.33	7.41	345	23.22	7.062	639	75.23
25.01 - 30.00	201	27,999,898.32	9.33	348	28.02	7.152	629	75.69
30.01 - 35.00	289	40,791,889.23	13.60	347	33.14	7.056	629	75.84
35.01 - 40.00	305	45,924,270.94	15.31	351	38.12	7.015	635	76.99
40.01 - 45.00	375	56,751,928.16	18.92	349	43.10	7.143	633	78.51
45.01 - 50.00	564	86,738,596.39	28.91	352	48.23	7.057	631	78.19
50.01 - 55.00	23	4,330,529.00	1.44	359	52.65	7.448	616	77.45
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	490	$97,792,735.62	32.60	351	38.90	6.613	638	73.58
Florida	308	34,467,960.57	11.49	344	37.97	7.253	628	77.68
Maryland	155	23,646,703.43	7.88	349	37.02	7.107	628	80.33
New York	103	15,987,533.53	5.33	349	37.85	7.394	640	72.76
Massachusetts	86	14,415,750.51	4.81	354	37.19	6.934	627	70.76
Illinois	106	13,802,247.66	4.60	350	38.29	7.675	628	80.07
Pennsylvania	95	11,983,595.54	3.99	343	40.97	7.331	618	81.62
Michigan	74	7,165,156.74	2.39	346	35.27	7.219	637	78.14
Connecticut	45	7,053,555.16	2.35	355	38.98	7.097	632	79.83
Washington	47	6,853,075.73	2.28	354	35.27	7.270	621	79.19
Minnesota	39	5,749,612.09	1.92	359	36.00	7.075	627	78.22
Georgia	41	5,282,750.67	1.76	357	36.80	8.128	615	82.25
Missouri	46	4,708,682.53	1.57	345	36.13	7.391	625	83.29
Ohio	42	4,533,287.55	1.51	337	36.26	7.113	623	79.09
Arizona	41	4,448,298.12	1.48	348	37.93	7.108	637	76.65
Wisconsin	30	3,416,286.47	1.14	348	40.27	7.704	634	80.71
Nevada	20	3,081,612.52	1.03	354	39.73	7.107	634	79.77
Rhode Island	18	3,044,040.66	1.01	351	39.58	6.642	644	77.45
North Carolina	23	2,991,145.22	1.00	355	40.07	7.881	620	84.22
New Jersey	15	2,957,842.72	0.99	359	38.87	6.998	640	74.36
Alabama	32	2,881,664.34	0.96	338	38.81	8.605	620	86.00
Tennessee	33	2,879,343.65	0.96	336	37.01	7.966	607	83.07
Hawaii	8	2,809,973.93	0.94	359	44.67	6.394	683	78.09
Indiana	19	2,431,075.93	0.81	333	41.56	7.199	626	85.89
Oregon	18	2,382,624.55	0.79	351	36.83	6.932	657	79.77

*Geographic Distribution continued on the next page

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Colorado	16	2,262,747.62	0.75	359	40.43	7.340	635	83.10
Delaware	17	1,896,704.25	0.63	341	40.72	7.230	610	82.63
South Carolina	11	1,217,126.43	0.41	329	28.90	8.685	638	86.16
New Hampshire	6	1,117,191.26	0.37	358	43.46	6.411	654	78.41
Alaska	5	883,472.32	0.29	359	46.00	7.681	612	82.08
Kansas	9	722,146.52	0.24	354	34.75	7.627	624	79.40
Louisiana	9	708,371.66	0.24	343	40.19	8.269	608	86.59
Kentucky	7	629,455.35	0.21	359	37.79	7.218	620	77.99
Wyoming	5	558,086.11	0.19	359	42.87	6.636	665	81.05
Arkansas	5	554,150.44	0.18	359	37.29	8.086	628	80.14
Mississippi	6	501,331.56	0.17	338	36.36	8.190	653	85.09
Iowa	6	478,580.22	0.16	335	42.56	9.090	596	76.78
Oklahoma	6	469,310.08	0.16	263	34.10	7.957	602	78.08
South Dakota	2	242,566.24	0.08	359	41.57	8.064	578	88.73
Idaho	2	208,465.99	0.07	359	36.71	7.273	641	89.99
Montana	2	198,726.70	0.07	359	27.38	7.836	632	81.69
North Dakota	2	194,205.87	0.06	359	40.31	9.291	656	90.00
Maine	1	177,502.78	0.06	359	45.00	6.200	691	90.00
Nebraska	1	114,897.04	0.04	359	49.00	6.550	637	61.03
Vermont	1	104,592.71	0.03	359	45.00	8.990	604	84.46
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	2,000	$294,073,281.07	98.02	349	38.39	7.073	632	77.05
Non-Owner Occupied	45	5,109,627.79	1.70	355	33.62	7.367	650	74.72
Second Home	8	823,277.73	0.27	359	33.64	7.254	669	78.36
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	1,584	$228,192,352.94	76.06	349	38.13	7.023	629	77.73
Stated Documentation	267	41,320,550.53	13.77	352	38.76	7.248	647	71.60
Limited Documentation	202	30,493,283.12	10.16	349	38.96	7.269	634	78.96
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,945	$283,913,318.59	94.64	349	38.25	7.087	632	76.95
Refinance-Debt Consolidation No Cash Out***	108	16,092,868.00	5.36	349	39.15	6.928	630	78.06
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	589	$81,002,075.40	27.00	352	38.47	7.403	596	78.23
3A	191	25,623,251.63	8.54	347	38.13	7.139	621	75.24
4A	237	42,256,679.69	14.09	353	39.11	6.738	632	77.30
5A	186	31,693,440.19	10.56	349	38.52	6.585	650	80.13
6A	184	30,344,775.40	10.11	350	36.78	6.480	669	79.23
7A	137	19,813,632.07	6.60	342	39.08	6.375	693	76.56
8A	160	21,551,244.33	7.18	335	37.61	6.537	742	72.56
A	248	31,708,147.76	10.57	351	37.86	7.932	586	76.05
B	121	16,012,940.12	5.34	356	38.83	8.271	595	70.99
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Condominium	85	$14,727,072.42	4.91	357	39.49	6.825	626	79.01
PUD Detached	5	542,384.31	0.18	310	35.97	6.796	715	70.35
Single Family Detached	1,960	284,327,062.10	94.77	349	38.23	7.093	632	76.92
Single Family Attached	3	409,667.76	0.14	358	45.47	7.065	657	76.59
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	605	$86,979,349.93	28.99	353	38.23	7.432	629	78.18
12	43	5,930,435.68	1.98	340	36.79	7.041	663	74.32
30	5	1,061,773.13	0.35	358	37.47	7.021	633	83.44
36	1,400	206,034,627.85	68.68	348	38.37	6.931	632	76.56
Total:	**2,053**	**$300,006,186.59**	**100.00**	**349**	**38.30**	**7.079**	**632**	**77.01**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	188	$38,536,074.51	15.11	355	38.51	5.908	671	75.90
12.000 - 12.499	256	48,859,408.88	19.16	353	38.69	6.263	644	77.27
12.500 - 12.999	447	71,766,793.35	28.14	355	38.04	6.762	621	76.29
13.000 - 13.499	169	24,131,886.49	9.46	350	39.35	7.241	607	77.31
13.500 - 13.999	284	35,897,139.02	14.08	354	37.91	7.770	606	79.53
14.000 - 14.499	82	9,685,551.20	3.80	347	39.93	8.236	591	79.09
14.500 - 14.999	125	13,668,760.14	5.36	357	37.70	8.758	598	81.59
15.000 - 15.499	37	3,697,847.27	1.45	353	38.99	9.253	595	81.87
15.500 - 15.999	52	5,464,503.73	2.14	354	38.95	9.762	588	82.54
16.000 - 16.499	12	1,232,517.25	0.48	359	40.68	10.302	594	79.37
16.500 - 16.999	11	1,020,005.24	0.40	359	43.68	10.756	591	82.26
17.000 - 17.499	4	486,674.78	0.19	359	38.59	11.095	584	87.96
17.500 - 17.999	3	281,117.66	0.11	359	36.88	11.607	579	83.58
18.000 - 18.499	1	126,222.96	0.05	359	22.00	12.400	553	90.00
18.500 - 18.999	1	145,823.50	0.06	359	45.00	12.600	594	85.00
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	188	$38,536,074.51	15.11	355	38.51	5.908	671	75.90
6.000 - 6.499	256	48,859,408.88	19.16	353	38.69	6.263	644	77.27
6.500 - 6.999	447	71,766,793.35	28.14	355	38.04	6.762	621	76.29
7.000 - 7.499	169	24,131,886.49	9.46	350	39.35	7.241	607	77.31
7.500 - 7.999	284	35,897,139.02	14.08	354	37.91	7.770	606	79.53
8.000 - 8.499	82	9,685,551.20	3.80	347	39.93	8.236	591	79.09
8.500 - 8.999	125	13,668,760.14	5.36	357	37.70	8.758	598	81.59
9.000 - 9.499	37	3,697,847.27	1.45	353	38.99	9.253	595	81.87
9.500 - 9.999	52	5,464,503.73	2.14	354	38.95	9.762	588	82.54
10.000 - 10.499	12	1,232,517.25	0.48	359	40.68	10.302	594	79.37
10.500 - 10.999	11	1,020,005.24	0.40	359	43.68	10.756	591	82.26
11.000 - 11.499	4	486,674.78	0.19	359	38.59	11.095	584	87.96
11.500 - 11.999	3	281,117.66	0.11	359	36.88	11.607	579	83.58
12.000 - 12.499	1	126,222.96	0.05	359	22.00	12.400	553	90.00
12.500 - 12.999	1	145,823.50	0.06	359	45.00	12.600	594	85.00
Total:	**1,672**	***$255,000,325.98***	***100.00***	**354**	**38.46**	**7.041**	**625**	**77.66**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
4.000 - 4.249	3	$372,005.12	0.15	359	33.19	6.087	731	77.68
4.250 - 4.499	1	150,871.26	0.06	359	48.00	6.800	648	89.68
4.500 - 4.749	8	988,817.11	0.39	359	42.06	6.560	702	79.76
4.750 - 4.999	74	11,184,746.34	4.39	355	38.59	6.371	728	77.17
5.000 - 5.249	101	16,396,340.38	6.43	356	40.08	6.141	682	76.34
5.250 - 5.499	137	24,719,083.94	9.69	354	37.27	6.413	664	80.97
5.500 - 5.749	169	30,855,969.31	12.10	356	38.72	6.581	644	81.08
5.750 - 5.999	270	44,941,427.77	17.62	355	38.50	6.799	621	76.99
6.000 - 6.249	653	92,068,010.00	36.11	351	38.48	7.344	599	77.34
6.250 - 6.499	169	21,534,676.79	8.44	354	37.10	7.992	588	76.21
6.500 - 6.749	87	11,788,377.96	4.62	358	39.79	8.333	597	71.39
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
January 2006	6	$978,876.87	0.38	352	43.93	7.016	654	80.93
February 2006	5	749,636.75	0.29	353	35.32	6.887	645	83.19
March 2006	1	145,108.56	0.06	354	40.00	5.950	674	84.93
April 2006	6	502,632.17	0.20	355	31.29	7.208	648	73.69
May 2006	2	105,350.02	0.04	356	33.81	7.382	665	90.00
June 2006	3	275,730.95	0.11	357	37.56	6.136	650	81.81
July 2006	331	51,064,620.67	20.03	353	39.19	6.923	618	77.55
August 2006	1,315	200,819,944.99	78.75	354	38.27	7.073	627	77.66
September 2006	3	358,425.00	0.14	360	41.52	6.855	664	65.32
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	1,672	$255,000,325.98	100.00	354	38.46	7.041	625	77.66
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	1,672	$255,000,325.98	100.00	354	38.46	7.041	625	77.66
Total:	**1,672**	**$255,000,325.98**	**100.00**	**354**	**38.46**	**7.041**	**625**	**77.66**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-IA1

FOR ADDITIONAL INFORMATION PLEASE CALL:

North American ABS and Conduits

	Name	Phone
NY:	Chris Schiavone	212-834-5372
	Philip Li	212-834-5033
	Tom Roh	212-834-5936
	Raj Kothari	212-834-5413
	Kevin Lynn	212-834-5412
	Swapna Putcha	212-834-5435
	Alissa Smith	212-834-5432

Syndicate/Sales Desk

	Name	Phone
NY:	Brian McDonald	212-834-4154
	Randall Outlaw	212-834-4154
	Stacey Mitchell	212-834-4154
	David Stern	212-834-4154
	Andy Cherna	212-834-4154

Asset-Backed Trading

	Name	Phone
NY:	Peter Basso	212-834-3720
	John Lennon	212-834-3720
	Kyongsoo Noh	212-834-3720

Please Direct
All Questions and Orders to the:
Syndicate Desk

Brian McDonald (x4-4154)
Andy Cherna (x4-4154)
Randall Outlaw (x4-4154)
Stacey Mitchell (x4-4154)
David Stern (x4-4154)

Rating Agencies

Standard & Poor's

Linda Wu	212-438-1567
Amanda Hopkins	212-438-2465

Fitch

Elinor Chan	212-908-0264
Kei Ishidoya	212-908-0238